Exhibit 15(h)
DISTRIBUTION AND SERVICE PLAN
Service Class Shares
 1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for the Service Class shares of Growth Portfolio ("Service Class"), a class of shares of Growth Portfolio (the "Fund"), a portfolio of Variable Insurance Products Fund (the "Trust"). The Fund's shares of beneficial interest ("Shares") may from time to time be offered to insurance companies for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life insurance policies ("Variable Products").
 2. The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Corporation (the "Distributor"), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Fund's Shares. Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation, printing and distribution of sales literature; (3) preparation, printing and distribution of prospectuses of the Fund and reports to recipients other than existing insurance company shareholders; (4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to insurance companies and others engaged in the sale of Shares or who engage in shareholder support services; and (6) providing training, marketing and support to such insurance companies and others with respect to Shares.
3. In consideration for the services provided and the expenses incurred by the Distributor pursuant to the General Distribution Agreement and paragraph 2 hereof, all with respect to Service Class shares, Service Class shall pay to the Distributor a fee at the annual rate of 0.25% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of Service Class throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus for the determination of the net asset value of the Fund's Service Class Shares.
4. The Distributor may use all or any portion of the fee received pursuant to this Plan to compensate insurance companies or others who have engaged in the sale of Service Class Shares or in shareholder support services pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 hereof. Such services may include, but are not limited to, the following: (1) answering questions about the Fund from owners of Variable Products; (2) receiving and answering correspondence from owners of Variable Products (including requests for prospectuses and statements of additional information for the
Fund); (3) performing sub-accounting with respect to Variable Product values allocated to the Fund; (4) preparing, printing and distributing reports of values to Variable Product owners who have values allocated to the Fund; (5) printing and distributing prospectuses, statements of additional information, any supplements thereto, and shareholder reports; (6) preparing, printing and distributing marketing materials for Variable Products; (7) assisting customers in completing applications for Variable Products and selecting underlying mutual fund investment options; (8) preparing, printing and distributing sub-account performance figures for sub-accounts investing in Fund Shares; and (9) providing other reasonable assistance in connection with the distribution of Fund Shares to insurers.
 5. The Fund presently pays, and will continue to pay, a management fee to Fidelity Management & Research Company (the "Adviser") pursuant to a management agreement between the Fund and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payments to the Distributor with respect to any expenses incurred in connection with the distribution of Service Class Shares, including the activities referred to in paragraph 2 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Service Class Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.
 6. This Plan shall become effective upon approval by a vote of a majority of the Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.
 7. This Plan shall, unless terminated as hereinafter provided, remain in effect until April 30, 1998, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the fee provided for in paragraph 3 hereof or any amendment of the Management Contract to increase the amount to be paid by the Fund thereunder shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Service Class, in the case of this Plan, or upon approval by a vote of a majority of the outstanding voting securities of the Fund, in the case of the Management Contract, and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 7.
 8. This Plan may be terminated at any time, without the payment of any penalty, by a vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of Service Class.
 9. During the existence of this Plan, the Trust shall require the Adviser and/or the Distributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of shares of Service Class (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.
 10. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Service Class Shares.
 11. Consistent with the limitation of shareholder liability as set forth in the Trust's Declaration of Trust, any obligation assumed by Service Class pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Service Class and its assets and shall not constitute an obligation of any shareholder of the Trust or of any other class of the Fund, series of the Trust, or class of such series.
12. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.